UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ---------------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 9)

                    Under the Securities Exchange Act of 1934

                             HAWAIIAN HOLDINGS, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   419879-101
                                 (CUSIP Number)

                             Thomas X. Fritsch, Esq.
                                885 Third Avenue
                                   34th Floor
                            New York, New York 10022
                            Tel. No.: (212) 888-5500

                                    COPY TO:
                                 John K. Hughes
                        Sidley, Austin, Brown & Wood LLP
                               1501 K Street, N.W.
                             Washington, D.C. 20005
                            Tel. No.: (202) 736-8000

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 March 23, 2004
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                                  SCHEDULE 13D

Cusip No. 419879-101
-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION Nos. OF ABOVE PERSONS (ENTITIES ONLY)

       AIP, LLC
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                          (b) [X]
-------------------------------------------------------------------------------
3      SEC USE ONLY
-------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       N/A
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                       [ ]
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
-------------------------------------------------------------------------------
  NUMBER OF          7    SOLE VOTING POWER
    SHARES                14,159,403
                     ----------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER
  OWNED BY                None
                     ----------------------------------------------------------
   EACH              9    SOLE DISPOSITIVE POWER
 REPORTING                14,159,403
                     ----------------------------------------------------------
  PERSON             10   SHARED DISPOSITIVE POWER
   WITH                   None
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       14,159,403
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                   [ ]
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       48.94%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       CO (limited liability company)
-------------------------------------------------------------------------------

Cusip No. 419879-101
-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION Nos. OF ABOVE PERSONS (ENTITIES ONLY)

       John W. Adams
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                          (b) [X]
-------------------------------------------------------------------------------
3      SEC USE ONLY
-------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       N/A
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                       [ ]
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America
-------------------------------------------------------------------------------
  NUMBER OF          7    SOLE VOTING POWER
    SHARES                14,433,408
                     ----------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER
  OWNED BY                None
                     ----------------------------------------------------------
   EACH              9    SOLE DISPOSITIVE POWER
 REPORTING                14,433,408
                     ----------------------------------------------------------
  PERSON             10   SHARED DISPOSITIVE POWER
   WITH                   None
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       14,433,408
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                   [ ]
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       48.89%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN
-------------------------------------------------------------------------------

                         AMENDMENT NO. 9 TO SCHEDULE 13D

     This is Amendment No. 9 (this "Amendment") to the Schedule 13D filed by the reporting persons listed above with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Hawaiian Holdings, Inc., a Delaware corporation (the "Company"), dated as of January 18, 1996, as amended by Amendment No. 1, dated as of January 31, 1996, as amended by Amendment No. 2, dated as of December 19, 2001, as amended by Amendment No. 3, dated as of April 22, 2002, as amended by Amendment No. 4, dated as of May 7, 2002, as amended by Amendment No. 5, dated as of May 31, 2002, as amended by Amendment No. 6, dated as of July 11, 2002, as amended by Amendment No. 7, dated as of September 9, 2002, and as amended by Amendment No. 8, dated as of March 5, 2004 (the "Original Schedule 13D").

     This Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Original Schedule 13D and the applicable exhibits thereto. Except as disclosed in and amended by this Amendment, all information set forth in the Original Schedule 13D is unaffected hereby.

     Item 4 of the Original Schedule 13D is hereby supplemented by the following:

Item 4.   Purpose of Transaction.

     As previously disclosed in the Company's Current Report on Form 8-K filed on March 21, 2003, the Company's Form 12b-25 filed on March 21, 2003, and the Company's Form 12b-25 filed on April 30, 2003, on March 21, 2003 Hawaiian Airlines, Inc. ("Hawaiian Airlines"), the sole operating subsidiary of the Company, filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Hawaii (the "Bankruptcy Court") (Case No. 03-00827).

     Also, as previously disclosed in the Original Schedule 13D, on March 1, 2004 the Company and AIP, LLC filed a preliminary plan of reorganization (the "Proposed HHI Plan") with the Bankruptcy Court that proposes to recapitalize and reorganize Hawaiian Airlines. The Company also issued a press release on March 1, 2004 relating to the Proposed HHI Plan. The Proposed HHI Plan is subject to approval and confirmation by the Bankruptcy Court and Hawaiian Airlines' creditors.

     On March 23, 2004, the Company announced that John W. Adams, the Company's Chairman and Chief Executive Officer, and certain of his affiliates had entered into an arrangement with Mr. Donald J. Carty pursuant to which Mr. Carty would partially fund and manage an entity (the "New Investor") to be formed for the purpose of holding a portion of the common stock of the reorganized Hawaiian Airlines in furtherance of the Proposed HHI Plan. As the manager of the New Investor, Mr. Carty would have the sole power to vote or direct the voting of the shares of the reorganized Hawaiian Airlines held by the New Investor, Mr. Adams, or his affiliates. In addition, if the Proposed HHI Plan were confirmed by the Bankruptcy Court, the arrangement contemplates that AIP, LLC would contribute to the New Investor shares of the reorganized Hawaiian Airlines that it may hold, in exchange for a proportionate interest in the New Investor. Under the arrangement, the parties would use commercially reasonable efforts to amend the Proposed HHI Plan as necessary to provide that Mr. Carty would assume the position of Chairman of the Board of the reorganized Hawaiian Airlines. Mr. Carty is the former Chairman and Chief Executive Officer of AMR Corp., the parent company of American Airlines, Inc.

Item 7.   Material to be Filed as Exhibits.

                                                            Not applicable/None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 2, 2004


                                             AIP, LLC


                                             By: /s/ John W. Adams
                                                 -----------------------------
                                                 Name:   John W. Adams
                                                 Title:  Managing Member


                                             /s/ John W. Adams
                                             ---------------------------------
                                             John W. Adams